UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-12001

HOURLY 401(K) PLAN FOR REPRESENTED EMPLOYEES AT MIDLAND AND LOUISVILLE

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public Accounting Firm

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 25, 2012

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Investments at fair value:
Interest in common collective trusts	$7,347,431	$140,551
Interest in registered investment companies	7,153,952	14,072,689
Interest in synthetic investment contracts	6,859,246	5,235,841
Corporate common stocks	200,416	211,203
Interest-bearing cash and cash equivalents	—	978,786

Total investments at fair value	21,561,045	20,639,070
Notes receivable from participants	1,163,456	1,029,980

Net assets available reflecting investments at fair value	22,724,501	21,669,050

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(276,067)	(159,201)

Net assets available for benefits	$22,448,434	$21,509,849

See accompanying notes.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2011	2010
Contributions:
Employee	$1,928,251	$1,806,858
Employer	353,804	356,866
Rollovers	—	619

Total contributions	2,282,055	2,164,343

Interest income on notes receivable from participants	55,634	75,855

Investment income/(loss):
Net gain/(loss) from common/collective funds	(235,139)	124,381
Net gain/(loss) from interest in registered investment companies	(21,551)	1,594,108
Net gain/(loss) on corporate common stocks	(19,660)	43,535
Dividends	39	—
Interest income	—	56,641
Other income	179,131	151,795

Total investment income/(loss)	(97,180)	1,970,460

	2,240,509	4,210,658
Distributions to participants	(1,260,340)	(1,357,302)
Fees	(41,584)	(33,044)

	(1,301,924)	(1,390,346)

Net increase in net assets available for benefits	938,585	2,820,312
Net assets available for benefits at beginning of year	21,509,849	18,689,537

Net assets available for benefits at end of year	$22,448,434	$21,509,849

See accompanying notes.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements

December 31, 2011

1. Significant Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates.

The financial statements are prepared under the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participant Loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2011 or 2010. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of this pronouncement is not expected to have a material impact on the Plan’s financial statements.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was adopted by Jewel Acquisition, LLC (Jewel or the Company), effective June 1, 2004, for Jewel employees at the Midland and Louisville facilities who are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. Jewel (the Plan Sponsor) is a wholly owned indirect subsidiary of Allegheny Technologies Incorporated (the plan administrator). The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code of 1986 (Code), to provide for a cash or deferred arrangement within the meaning of Section 401(k) of the Code, and to meet the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On June 1, 2004, Jewel acquired the Midland and Louisville facilities from J&L Specialty Steel, LLC. Prior to June 1, 2004, J&L Specialty Steel, LLC sponsored a qualified defined contribution plan (J&L plan). As of the date of the acquisition of the plant assets at Midland and Louisville, Jewel adopted this Plan to permit eligible Jewel employees to participate in a qualified defined contribution plan and, should such individual employees who participated in the J&L plan choose, to roll over balances in the J&L plan to this Plan.

Overview:

This Plan is a qualified defined contribution plan that allows participants to contribute from 1% to 80% of their eligible pay on a pre-tax basis. Federal law limits the annual amount an employee can contribute on a pre-tax basis. However, participants who have attained age 50 by the end of the Plan Year are eligible to make catch-up contributions in accordance with, and subject to, the limitations of, Section 414(v) of the Code. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund).

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

With respect only to participants at the Midland plant, the applicable collective bargaining agreement mandates that each participant shall authorize the Company to contribute to the Plan, on the participant’s behalf, an elective employee contribution of one dollar ($1.00) per hour for each hour in which the participant is paid by the Company during the Plan Year.

A participant, while still employed, may elect in-service withdrawals at any time for all or part of the account balance, excluding any investment income. However, a participant cannot withdraw any portion prior to attainment of age 59-1/2 unless the plan administrator determines that the participant has a “hardship” within the meaning of Section 401(k)(2)(B) of the Code.

A participant may roll money into the Plan from a former employer’s qualified plan or IRA.

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2011	2010
American Funds Growth Fund of America	$2,652,136	$3,267,082
Prudential Core Conservative Intermediate Bond Fund ***	2,142,619	1,705,640
Vanguard Target Retirement 2020 Fund	1,798,152	1,510,478
MFS Value Fund	1,546,184	1,850,268
Vanguard Target Retirement 2015 Fund	1,383,258	1,387,607
Vanguard Target Retirement 2025 Fund*	1,132,120	908,970

* Prior year presented for comparative purposes only

*** Held within SICs

Investments in SICs at contract value that represent 5% or more of the Plan’s net assets were as follows:

	December 31
	2011	2010
Monumental Life Ins. Co. Constant Duration SIC	$2,084,320	$1,696,424
Prudential Constant Duration SIC	2,034,511	1,654,263
United of Omaha Fixed Maturity SIC*	1,408,344	—

* Prior year presented for comparative purposes only

The BNY Mellon Stable Value Fund (the Fund) is a separate account that invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), common collective trusts (CCT) and pooled separate account, and collateralized mortgage obligations (CMOs).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

3. Investments (continued)

Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2011 and 2010 were as follows:

	Years Ended December 31
	2011	2010
Based on actual earnings	2.54%	3.01%
Based on interest rate credited to participants	2.31%	2.90%

Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

4. Fair Value Measurements

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Determination of Fair Value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The three levels of inputs to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Valuation Methodologies

The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:

•

Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common stock is classified within Level 1 of the valuation hierarchy.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•

Common collective trust funds and pooled separate accounts– These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•

Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•

Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, a pooled separate account, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Assets measured at fair value on a recurring basis:

December 31, 2011	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$7,347,431	$7,347,431
Interest in registered investment companies (b)	7,153,952	—	7,153,952
Interest in synthetic investment contracts (c)	—	6,859,246	6,859,246
Corporate common stocks (d)	200,416	—	200,416

Total assets at fair value	$7,354,368	$14,206,677	$21,561,045

a)	This class includes approximately 13% fixed income funds and 87% target date funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
b)	This class includes approximately 49% U.S. equity funds, 9% non-U.S. equity funds, 37% balanced funds, and 5% fixed income funds.
c)	This class includes approximately 13% government and government agency bonds, 1% corporate bonds, 3% residential mortgage-backed securities, 7% commercial mortgage-backed securities, 11% pooled separate accounts, 63% common/collective trusts, and 2% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
d)	Comprised of ATI common stock.

December 31, 2010	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$140,551	$140,551
Interest in registered investment companies (b)	14,072,689	—	14,072,689
Interest in synthetic investment contracts (c)	—	5,235,841	5,235,841
Corporate common stocks (d)	211,203	—	211,203
Interest-bearing cash and cash equivalents	978,786	—	978,786

Total assets at fair value	$15,262,678	$5,376,392	$20,639,070

a)	This class includes approximately 100% fixed income funds.
b)	This class includes approximately 30% U.S. equity funds, 6% non-U.S. equity funds, 23% balanced funds, 39% target date funds, and 2% fixed income funds.
c)	This class includes approximately 23% government and government agency bonds, 22% corporate bonds, 26% residential mortgage-backed securities, 11% commercial mortgage-backed securities, 4% short-term investments, and 14% asset-backed securities.
d)	Comprised of ATI common stock.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 27, 2010 effective for amendments through June 1, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified, and the related trust is tax-exempt.

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2008.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

EIN: 42-1623809 Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Current Value
Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$425,310
American Funds Europacific Growth Fund	644,159
American Funds Growth Fund of America	2,652,136
MFS Value Fund	1,546,184
MSIF Small Company Growth Fund	671,271
Vanguard FTSE All-World Ex-US Index Fund	22,830
Vanguard Inflation-Protected Securities Fund	126,694
Vanguard Institutional Index Fund	842,273
Vanguard Total Bond Market Index Fund	223,095

Total Registered Investment Companies	$7,153,952

Corporate Common Stock
Allegheny Technologies Incorporated*	200,416

Common Collective Trusts
Mellon Stable Value Fund of The Bank of New York Mellon	$172,262
The Bank of New York Collective Trust Government Short Term Investment Fund of the Bank of New York Mellon	785,122
Vanguard Target Retirement 2010 Fund	142,915
Vanguard Target Retirement 2015 Fund	1,383,258
Vanguard Target Retirement 2020 Fund	1,798,152
Vanguard Target Retirement 2025 Fund	1,132,120
Vanguard Target Retirement 2030 Fund	738,591
Vanguard Target Retirement 2035 Fund	563,703
Vanguard Target Retirement 2040 Fund	376,636
Vanguard Target Retirement 2045 Fund	96,268
Vanguard Target Retirement 2050 Fund	94,579
Vanguard Target Retirement Income Fund	63,825
Adjustment from fair to book value	(5,054)

$7,342,377

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$24,640
CMBS, BACM 2005-3 A3A	80,665
GNMA Project Loans, GNR 06-51 A	17,584
Bank of America, N.A. Wrap contract	(2,773)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	120,116

CMBS, CDCMT 2002-FX1D1	63,782

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

EIN: 42-1623809 Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Current Value
CNP 2005-A A2	23,454
Freddie Mac, FHR 2891 NB	18,462
CMBS, MLMT 05-CIP1 A2	86,713
CMBS, CD05-CD1 A2 FX	15,089
State Street Bank Wrap contract	(1,616)

State Street Bank Fixed Maturity Synthetic Contract 105028	205,884

BMWOT 2011-A A3	31,550
CGCMT 2004-C1 A3	11,216
CSFB 2003-CK2 A4	16,281
FHR 3814 KE	26,337
FHR 3841 NE	26,550
FHR 3864 CA	26,513
FHR 3874 DH	42,579
FHR 3909 UG	86,325
FNMA 0.9 11/07/14	47,556
FNR 2011-23 AB	25,754
FNR 2011-32 QB	27,520
FNR 2011-38 AG	26,228
FNR 2011-69 TB	39,550
FNR 2011-74 BA	27,427
GCCFC 2003-C2 A3	7,578
GE 1 7/8 09/16/13	12,863
GNR 2009-122 DG	40,596
GSMS 2004-GG2 A4	13,222
HAROT 11-1 A3	15,869
JPMCC 2005-LDP1 A4	45,294
LBUBS 2004-C1 A4	38,072
MLMT 2004-MKB1 A4	31,234
MSC 2004-T15 A4	37,529
T 0 3/4 06/15/14	204,190
T 0 3/8 11/15/14	489,994
TAOT 2011-A A3	15,838
UST 0 3/4 12/15/13	10,946
WBCMT 2006-C29 A2	1,014
WOART 2011-A A3	15,060
United of Omaha Wrap contract	(32,341)

United of Omaha Fixed Maturity Synthetic #SVW 15102	1,408,344

FHR 2934 OC	7,283

Hourly 401(k) Plan for Represented Employees at Midland and Louisville

EIN: 42-1623809 Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Current Value
Natixis Financial Products Wrap contract	(33)
Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	7,250

Total Fixed Maturity Synthetic Contracts	$1,741,594

Separate Account Synthetic Contracts
ING Life & Annuity Co.	$753,389
Natixis Wrap contract	(25,581)

Total Separate Account Synthetic Contracts	$727,808

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$65,362
BlackRock, 1-3 Year Credit Bond Index Fund	261,467
BlackRock, Asset-Backed Sec Index Fund	435,794
BlackRock, Comm Mortgage-Backed Sec Fund	65,489
BlackRock, Int Term Credit Bond Index Fund	481,251
BlackRock, Int Term Government Bond Index Fund	261,825
BlackRock Global Investors, Long Term Government Bond Index Fund	132,655
BlackRock, Mortgage-Backed Sec Index Fund	481,038
Monumental Life Ins. Co. Wrap contract	(100,561)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00895TR	2,084,320

Prudential Core Conservative Intermediate Bond Fund	2,142,619
Prudential Wrap Contract	(108,108)

Prudential Constant Duration Synthetic Contract GA 62215	2,034,511

Total Constant Duration Synthetic Contracts	$4,118,831

Participant loans* (4.25% to 9.25%, with maturities through 2025)	$1,163,456

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

HOURLY 401(K) PLAN FOR REPRESENTED EMPLOYEES AT MIDLAND AND LOUISVILLE

Date: June 25, 2012	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)